HAND & HAND

A PROFESSIONAL CORPORATION

24351 PASTO ROAD, SUITE B

DANA POINT, CALIFORNIA 92629

TELEPHONE (949) 489-2400

FACSIMILE (949) 489-0034

E-MAIL: Jehu@Jehu.com

January 31, 2007

VIA FEDERAL EXPRESS

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-3561

> Re: *Form 1-A Offering Statement, file no. 24-10160*
> *QualSec*
> *Common Stock Offering*

Dear Mr. Reynolds:

We hereby file one manually signed and six photocopies of the manually signed copy of amendment no. 1 to the Form 1-A, all with exhibits. Three additional marked copies have been enclosed for convenience of the staff. A response to your comment letter dated January 10, 2007 is set forth below, with our responses set forth in italics.

Part II – Offering Circular

Risk Factors, page 3

General

1.   Please revise this section of the offering circular to address more fully both the risks related to the company's early stage of development and those related to its common stock. In your discussion, please address such matters as the following:

    a.   Risks relating to early stage of development, for example:

        o   the company's sole dependence on a novel technological device that has yet to be developed;

o   the potential inadequacy of resources to develop a prototype of the device, even if the company receives all of the proceeds from the offering;

o   the possibility that additional financing may not be available when needed;

o   the possibility that development of a prototype cannot be carried out in six months of development, as contemplated;

o   the possibility that the company will not cussed in developing a prototype;

o   the possibility that, even if a working prototype is developed, it cannot be manufactured at a reasonable cost or in a reasonable quantity, either for technical reasons or because the company cannot obtain a manufacturer;

o   the possibility that, if the device is to be manufactured by a third party, the manufacturer may not perform its obligations as expected and/or that other unforeseen problems may arise;

o   the possibility that if the product can be manufactured, the company will be unable to manufacture the device or to obtain an appropriate third-party manufacturer;

o   the possibility that if the company will not be able to market the device, even if it is successfully developed, due to availability of a superior product from another source(s) or for other reasons;

o   the potential that the technological device may raise ethically sensitive and controversial issues that could become the subject of legislation or regulations that could materially restrict the company's operations;

o   the possibility that the device may never be profitable;

o   the possibility that the company could be subject to product liability claims.

o   the company's absence of operational history and the resulting difficulty for potential investors to evaluate the company's activities and prospects for profitable operations;

o   the rapidly changing technology and evolving standards in the company's market; and o   the possibility that the officer's patent application may be denied and the proprietary technology may not be protected.

b.   Risks relating to company's common stock, for example:

     o   the lack of assurance that any or all of the shares will be sold;

     o   the lack of an escrow account and a minimum offering;

     o   the lack of a trading market for the company's securities;

     o   the immediately substantial dilution that purchasers of the shares will incur, in terms of book value, from the public offering price of the shares;

     o   the arbitrary determination of the offering price of the shares; and

     o   the control of the company by two shareholders who have the power to direct all corporate decisions.

We have amended the offering circular to add in all of these risk factors except for the suggested product liability risk factor and one regarding "ethically sensitive and controversial issues that could become the subject of legislation or regulations" because QualSec cannot imagine any situation whereby a device which will test for the presence of organic compounds could result in product liability claims or could raise ethical issues or controversy.

2.   With respect to the identified risk factors on page 3, pleas explain the risk to potential investors.

We have complied with the comment in each risk factor.

3.   In regards to risk factor two on page 3, please further discuss that the company is only raising $300,000 in this offering when the company needs approximately $5 million to bring its product to market.

Complied.

Business and Properties, page 3

4.   We note the disclosure that the inventor of the patent is an officer of the company who has assigned all rights to the patent application to Qualsec. Please disclose the principal terms of this agreement and file it as an exhibit.

The offering circular has been amended to clarify that the patent has not yet been filed and therefore there is no exhibit regarding the same.

5.   Please discuss in detail the proprietary technology in which the company has applied for patent protection.

The discussion has been amplified in this section to discuss how the device operates. At present the existing technological details have to do with the design of the device working as a whole, and are trade secrets. The functioning components such as the fan, laser reader, etc. are not proprietary. There will be some technology developed which will be proprietary.

6.   Please disclose in this section how the company will actually achieve the goals discussed in item 4. For example, the company plans to develop a complete prototype of the device in six months' time, see page 8. Explain the relationship of the engineering design to the patents and the technical consideration that will be involved in the execution of this part of the company's business plan.

Complied.

7.   Please discuss in this section and in the milestones, whether the company has estimated the point at which additional financing would begin to become necessary and the sources of financing that would be available.

Complied.

8.   In answering question 4, please significantly revise your disclosure to answer specifically the questions presented. For example, please provide a detailed description of each milestone, expected manner of occurrence or method of achievement, and, for each milestone, the date or number of months after receipt of proceeds when the milestone should be accomplished. Please specifically include the amount of proceeds required for each milestone. In addition, state the probably consequences to the company of delays in achieving each of the events or milestones within the stated time schedule, as required by question 4(b).

Complied by addition of the dollar amount needed and by additional explanation. The issuer believes that the milestones are not very complicated and do not warrant more detailed explanation. A milestone, as QualSec understands it, consists of the measuring points that evidence progress, and not the step by step process. A more detailed explanation would serve as a blueprint for competitors.

9.   Please reconcile the milestones on page 8 with the use of proceeds section and the statement on page 12 that you will need "an additional $4,500,000 to meet [y]our funding requirements over the next 18 months."

The amounts in the milestones discussion as revised correspond to the total of the additional $4,500,000.

10.   Please disclose how the company will arrange to "[m]eet with appropriate government officials to commence Homeland Security marketing," "begin manufacturing," and begin medical device marketing, all within the anticipated timetable, see page 8.

In response to this comment we have added additional disclosure but again we do not believe it is required to set forth all the steps that will be undertaken. For example, in order to arrange meetings with Homeland Security officials, QualSec will need to contact the procurement office, find out who the appropriate person is for airport security devices, place telephone calls and/or write letters, or possibly contact the appropriate lobbyist or work through persons management already knows at Homeland Security. Then management will need to purchase airline tickets and fly to Washington DC, etc. In the view of management, this is excessive detail. Perhaps we do not understand the comment and need more clarification.

Use of Proceeds, page 10

11.   Please disclose how the company will proceed if it receives gross proceeds of the offering in an amount from $0 to $300,000. Consider discussing the company's plans if it receives one of several specific potential amounts in the range of potential gross proceeds from the offering.

In response to this comment we have added in disclosure for $100,000 and also for $200,000.

12.   Please disclose any sources of financing that are currently in place. For example, the offering circular indicates on page 11 that if the company receives less than the maximum offering, "[it] will spend the first dollars received on Engineering, then on Marketing, and officers and directors will fund General and Administrative expenses from personal resources." Discuss the commitment of the officers and directors to fund these expenses, the terms of the commitments, and any related agreements and/or efforts f the company to assure that these individuals will be financially able to meet their commitments. Also discuss whether the officers and directors will provide any additional funding if the company raises the maximum on the offering.

Additional disclosure has been added to Item 10.

John Reynolds
January 31, 2007
Page -6-
Management Relationships, Transactions and Remuneration

13.   Please update the information provided in item 40(b), concerning remuneration to Mr. Kelton, and provide a copy of the related employment agreement, if any, and/or non-competition agreement, if any. Please reconcile this disclosure with the use of proceeds and milestones sections.

        Complied.

Very truly yours,



Jehu Hand

JH:kp
enc.

Cc: Cathey Baker (three marked copies)
Thomas Kluck